UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 9, 2000

HARRIS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-3863	34-0276860
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1025 West NASA Blvd., Melbourne, FL	32919
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (321) 727-9100

No Change
(Former name or former address, if changed since last report.)

Items 1-4. Not Applicable.

Item 5. Other Events.

On May 9, 2000 ("Harris" or the "Company") announced that E. Van Cullens, president and chief operating officer, is leaving Harris for personal reasons. Phillip W. Farmer will resume the dual role of chief executive officer and chief operating officer.

A copy of the press release is filed herewith as Exhibit 99 and is incorporated herein by reference.

Item 6. Not Applicable.

Item 7. Financial Statements and Exhibits.

(a) Financial Statements.

None.

(b) Pro Forma Financial Information.

None.

(c) Exhibits.

The following document is filed as an Exhibit to this Report:

99. Press Release, dated May 9, 2000, announcing that E. Van Cullens, president and chief operating officer, is leaving Harris for personal reasons.

Items 8-9. Not Applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HARRIS CORPORATION

By: /s/ Bryan R. Roub

Name: Bryan R. Roub
Title: Senior Vice President &
Chief Financial Officer

Date: May 9, 2000

EXHIBIT INDEX

Exhibit No. Under Reg. S-K, Item 601	**Description**
99.	Press Release, dated May 9, 2000 announcing that E. Van Cullens, president and chief operating officer, is leaving Harris for personal reasons.